Exhibit 99.1

Pharvaris Reports Third Quarter 2026 Financial Results and Provides Business Update

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Deucrictibant IR NDA under review by the FDA with PDUFA date of April 23, 2027
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Topline data from part 1 of CREAATE, a pivotal Phase 3 study evaluating deucrictibant XR for the prophylaxis of AAE-C1INH attacks, expected in 1Q2027; enrollment ongoing in part 2 of CREAATE evaluating deucrictibant IR for the on-demand treatment of AAE-C1INH attacks
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Preparation of NDA dossier of deucrictibant XR for prophylaxis of AE-BK attacks ongoing; timeline remains on-track for submission in 1H2027
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Strong financial position with cash and cash equivalents of €283 million as of September 30, 2026

ZUG, Switzerland, November 12, 2026 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated angioedema (AE-BK), such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today announced financial results for the third quarter ending on September 30, 2026, and provided a business update.

“The successful readout of the pivotal Phase 3 study of deucrictibant XR for the prophylaxis of HAE attacks was a major milestone for Pharvaris. If approved, deucrictibant could potentially address unmet needs across both on-demand and long-term prophylaxis of bradykinin-mediated angioedema attacks,” said Berndt Modig, Chief Executive Officer of Pharvaris. “Results of multiple data analyses from deucrictibant studies, including from CHAPTER-3, will be presented this weekend at the ACAAI Annual Scientific Meeting, providing the Pharvaris team with an excellent opportunity to engage with the scientific community of experts in the field of allergy and immunology. Additionally, our team is preparing for our potential first commercial launch and is well on its way to building an experienced commercial team.”

Recent Business Updates

Development Pipeline

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Review of marketing authorization applications of deucrictibant immediate-release (IR) capsule as a potential on-demand treatment of HAE attacks underway by regulatory authorities. The company’s New Drug Application (NDA) for deucrictibant IR for the on-demand treatment of HAE attacks is under review by the U.S. Food and Drug Administration

(FDA), with the Prescription Drug User Fee Act (PDUFA) action date set for April 23, 2027. The marketing authorization application (MAA) for deucrictibant IR is under formal review by the European Medicines Agency (EMA) under the centralized procedure.
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Topline data from part 1 of CREAATE (NCT07266805) expected in 1Q2027. CREAATE is a global, pivotal Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks. In part 1 of CREAATE, 24 participants were enrolled and randomized to receive either deucrictibant extended-release (XR) tablet (40 mg) or placebo once daily for the prophylactic treatment of AAE-C1INH attacks. Pharvaris expects to announce topline data from part 1 of CREAATE in the first quarter of 2027.
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Enrollment in part 2 of CREAATE progressing as planned. In part 2 of CREAATE, participants treat two AAE-C1INH attacks in a cross-over fashion, one attack with deucrictibant IR and one with placebo according to a randomized treatment sequence. Part 3 of CREAATE is the open-label extension portion of the study assessing the long-term safety and effectiveness of deucrictibant IR for on-demand treatment.
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CHAPTER-3 (NCT06669754) met the primary endpoint and all secondary efficacy endpoints with statistical significance. Outcomes from CHAPTER-3, a pivotal global Phase 3 study of investigational deucrictibant XR for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE, confirmed the potential deucrictibant’s differentiated profile for the prophylaxis of HAE attacks. Treatment with deucrictibant XR in participants with all types of HAE reduced the mean monthly attack rate by 83% (p<0.0001); further post-hoc analysis in participants with HAE Type 1 or Type 2 showed the mean monthly attack rate was 87% lower in the deucrictibant XR group compared to placebo. Administration of deucrictibant XR resulted in early-onset protection within the first week, which was then sustained through the 24 weeks of study treatment. Robust reductions in attack rate from baseline and increases in the percentage of attack-free participants were observed in the deucrictibant-treated group. Deucrictibant XR was generally well tolerated with most treatment-emergent adverse events being mild or moderate.
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Filing of U.S. NDA of deucrictibant for the prophylaxis of AE-BK attacks anticipated 1H2027. Pharvaris is preparing the dossier for deucrictibant XR’s NDA filing. The data from CHAPTER-3, CHAPTER-4 (NCT06679881), and part 1 of CREAATE will serve as the basis for marketing authorization applications, which are planned to be submitted starting in the first half of 2027.
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RAPIDe-3 study results highlighting deucrictibant’s rapid and sustained efficacy in treating HAE attacks published in The Lancet. RAPIDe-3, a pivotal global Phase 3 study evaluating orally administered deucrictibant IR for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), confirmed the potential of deucrictibant’s differentiated profile for the on-demand treatment of HAE attacks. The primary endpoint, median time to onset of symptom relief, was achieved in 1.28 hours, significantly faster versus placebo (p<0.0001). Deucrictibant IR achieved End of Progression™ (EoP) of attack symptoms and complete symptom resolution significantly faster than placebo, with most attacks being adequately controlled with a single capsule. Deucrictibant IR was well tolerated with no safety signals observed.
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Real-world analysis highlighting HAE disease experience and gaps in treatment satisfaction published in Advances in Therapy. Insights evaluating how HAE is managed in clinical practice highlight opportunities for further advancement in treatment use and adherence, despite the availability of multiple long-term prophylaxis and on-demand treatment options.

Upcoming Investor Events

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9th Annual Evercore Healthcare Conference. Miami, FL, Nov. 30-Dec. 2, 2026.
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Format: Fireside Chat
Date, time: Wednesday, Dec. 2, 10:00 a.m. EST

Live audio webcasts of the presentations will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations. The audio replays will be available on Pharvaris’ website for 30 days following the presentation.

Financials

Third Quarter 2026 Financial Results

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Liquidity Position. Cash and cash equivalents were €283 million as of September 30, 2026, compared to €292 million for December 31, 2025.
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Research and Development (R&D) Expenses. R&D expenses were €32.4 million for the quarter ended September 30, 2026, compared to €29.8 million for the quarter ended September 30, 2025.
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General and Administrative (G&A) Expenses. G&A expenses were €17.7 million for the quarter ended September 30, 2026, compared to €9.8 million for the quarter ended September 30, 2025.
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Loss for the quarter. Loss for the third quarter was €47.4 million, resulting in basic and diluted loss per share of €0.67 for the quarter ended September 30, 2026, compared to €37.1 million, or basic and diluted loss per share of €0.60, for the quarter ended September 30, 2025.

Note on International Financial Reporting Standards (IFRS)
Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant
Deucrictibant is a novel, potent, orally bioavailable small-molecule bradykinin B2 receptor antagonist currently in clinical development. Deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur by inhibiting bradykinin signaling through the bradykinin B2 receptor. Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation for the treatment of bradykinin-mediated angioedema by the U.S. Food and Drug Administration, the European Commission, and Swissmedic.

About Pharvaris
Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs in bradykinin-mediated conditions, including all types of bradykinin-mediated angioedema. Pharvaris’ aspiration is to offer therapies with injectable-like efficacy™, a well-tolerated profile, and the convenience of oral administration to prevent and treat bradykinin-mediated angioedema attacks. By delivering on this aspiration, Pharvaris aims to provide a new standard of care in bradykinin-mediated angioedema. For more information, visit https://pharvaris.com/.

Forward Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; the outcome of regulatory approvals, including the outcome of our NDA and MAA for the on-demand treatment of acute attacks of HAE; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, RAPIDe-3, CHAPTER-1, and CHAPTER-3 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as CREAATE; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller
Vice President, Head of Corporate and Investor Communications
maggie.beller@pharvaris.com